Atlas Unlimited Inc.

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Discounts Given	-1,500.00
Sales	57,725.71
Services	2,500.00
Total Income	**$58,725.71**
Cost of Goods Sold	
Charitable contributions	1,000.00
Cost of Goods Sold	11,106.64
Hosting	5,737.93
Subcontractors - COS	115,777.45
Total Cost of Goods Sold	**$133,622.02**
GROSS PROFIT	**$ -74,896.31**
Expenses	
G&A Expenses	
Bank Charges	508.83
Dues & Subscriptions	500.00
Insurance	2,907.84
Office Expenses	2,833.26
Utilities	840.17
Web Services-Business	2,186.79
Total G&A Expenses	**9,776.89**
Legal & Professional Fees	
Accounting	4,959.95
Legal	22,655.90
Total Legal & Professional Fees	**27,615.85**
Marketing & Advertising	
Marketing Materials	1,044.69
Network & Conference	2,858.99
Web Service-Marketing	2,131.12
Total Marketing & Advertising	**6,034.80**
Payroll Expenses	
Company Contributions	
Health Insurance	9,905.81
Total Company Contributions	**9,905.81**
Employee Benefit-Health Insurance	10,429.87
Payroll Processing Fees	913.99
Taxes	16,322.97
Wages	260,248.58
Total Payroll Expenses	**297,821.22**
Rent or Lease	4,830.06
Travel & Meal Entertainment	
Airfare	966.82
Ground Transportation	4,920.74

	TOTAL
Lodging	733.15
Meals and Entertainment	6,383.93
Total Travel & Meal Entertainment	**13,004.64**
Total Expenses	**$359,083.46**
NET OPERATING INCOME	**$ -433,979.77**
Other Expenses	
Unrealized Gain or Loss	0.00
Depreciation	47.14
Exchange Gain or Loss	-131.79
Taxes & Licenses	3,637.00
Total Other Expenses	**$3,552.35**
NET OTHER INCOME	**$ -3,552.35**
NET INCOME	**$ -437,532.12**